

Mail Stop 3561

February 2, 2018

Dr. Yu Gong
Chief Executive Officer
iQIYI, Inc.
9/F, iQIYI Innovation Building
No. 2 Haidian North First Street
Haidian District, Beijing 100080
People's Republic of China

>   **Re:**   **iQIYI, Inc.**
>   **Amendment No. 1 to**
>   **Draft Registration Statement on Form F-1**
>   **Submitted January 19, 2018**
>   **CIK No. 0001722608**

Dear Dr. Gong:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Management's Discussion and Analysis

Year Ended December 31, 2016 Compared with Year Ended December 31, 2015

Membership Services, page 84

1. We note your response to our prior comment 15. Please disclose the information provided in your response, including that the number of individuals with trial memberships has consistently only accounted for a small percentage (less than 10%) of the total number of subscribing members. Also disclose the percentage of individuals

with trial memberships that became paying subscribers for each period presented. It would appear that just providing investors with changes in the number of total subscribers, which includes paid and trial memberships, would provide an incomplete view of the impact from changes in the number of subscribers on membership revenues. In addition, please disclose the terms of your free trial memberships, including the length of the membership and whether there are limitations on the number of free trials permitted to a customer.

<u>Compensation of Directors and Executive Officers, page 145</u>

2. Please update the disclosure in this section for your recently completed fiscal year. Refer to Item 6.B of Form 20-F.

You may contact Abe Friedman at (202) 551-8298 or Theresa Brillant at (202) 551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Z. Julie Gao, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP